

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2023

Todd Sanders
Chief Executive Officer
Spirits Capital Corporation
100 Bayview Circle, Suite 4100
Newport Beach, CA 92660

> **Re: Spirits Capital Corporation**
> **Amendment No. 2 to**
> **Draft Offering Statement on Form 1-A**
> **Submitted January 10, 2023**
> **CIK No. 0001881767**

Dear Todd Sanders:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Draft Offering Statement on Form 1-A

General

1.   Refer to your response to comment 31. Please expand the disclosure in your Business section to give a materially complete picture of the operations and planned operations of your subsidiaries so that investors in your common stock understand how the company intends to earn revenue from its operations. While material disclosure regarding the issuance of securities by those businesses is important to investors, you should also describe the other material aspects of those businesses.

2.   Refer to your response to comment 2. Your disclosure on page 6 that you were "planning to operate as a platform administrator for security tokens in the spirits industry but [have] decided . . . not to continue with the plan until it is either dissolved or reintroduced with a

revised business plan" appears to be inconsistent with your response letter which states that you "do not plan to transition back to offering any financial instruments related to the cryptocurrency space." Please revise your offering statement accordingly or advise. To the extent that you may reintroduce your plan to issue security tokens and operate a platform for the security tokens, please revise to disclose the factors you will consider regarding the reintroduction of your plan.

3. We note your disclosure on page F-11 that states that your Cask Investment Deeds are "secured by blockchain technology and a Security Agreement." Please clearly disclose the blockchain technology you have created or intend to create, what functions it will enable, and, to the extent that it is not fully developed, the current stage of development and the estimated time line of when your blockchain technology will be fully developed. Also clarify what you mean by "secured by."

4. Refer to your response to comment 3. Please revise your disclosure to discuss how you will ensure that the offers, sales and transfers of the Cask Investment Deeds will comply with the federal securities laws, including the specific exemption from registration upon which you intend to rely. In this regard, we note that your response letter appears to indicate that you will rely on Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D. To the extent that you intend to rely on Section 4(a)(2) and Rule 506(b), please tell us why you believe that your plan to advertise the offering of the Cask Investment Deeds through television ads, print ads, social media, digital videos, news letters and influencers is consistent with Section 4(a)(2) and Rule 506(b).

5. Refer to your response to comment 5. To the extent that you intend to use blockchain technology in connection with your Cask Investment Deeds or reintroduce the plan to issue security tokens and operate a platform for the security tokens, please provide disclosure of any significant market developments material to understanding or assessing your business, financial conditions and results of operations.

6. To the extent that you intend to reintroduce your plan to offer security tokens and operate a platform for the security tokens in the future, please revise your offering statement to address comments 2, 12, 13, 14 to 21, 26 and 27 of our letter dated December 23, 2022 so that investors understand your business plans and the risks associated with such plans.

Risk Factors, page 10

7. Refer to your response to comment 7. To the extent that you intend to use blockchain technology in connection with your Cask Investment Deeds and to the extent that you may reintroduce your plan to issue security tokens and operate a platform for the security tokens, discuss any reputational harm you may face in light of the recent disruption in the crypto asset markets. For example, discuss how market conditions have affected or could affect how your business is perceived by potential investors, counterparties, and regulators, and whether there is or could be a material impact on your operations or financial condition.

8. Refer to your response to comment 9. To the extent that you intend to use blockchain technology in connection with your Cask Investment Deeds and to the extent that you may reintroduce your plan to issue security tokens and operate a platform for the security tokens, describe any material risks related to safeguarding your, your affiliates', or your investors' crypto assets. Describe any material risks to your business and financial condition if your policies and procedures surrounding the safeguarding of crypto assets, conflicts of interest, or comingling of assets are not effective.

9. Refer to your response to comment 8. To the extent that you intend to use blockchain technology in connection with your Cask Investment Deeds and to the extent that you may reintroduce your plan to issue security tokens and operate a platform for the security tokens, describe any material risks to your business from the possibility of regulatory developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation and describe any material effects it may have on your business, financial condition, and results of operations.

10. Refer to your response to comment 10. To the extent that you intend to use blockchain technology in connection with your Cask Investment Deeds and to the extent that you may reintroduce your plan to issue security tokens and operate a platform for the security tokens, to the extent material, describe any gaps your board or management have identified with respect to risk management processes and policies in light of current crypto asset market conditions as well as any changes they have made or would have to make to address those gaps.

11. Refer to your response to comment 11. To the extent that you intend to use blockchain technology in connection with your Cask Investment Deeds and to the extent that you may reintroduce your plan to issue security tokens and operate a platform for the security tokens, to the extent material, describe any of the following risks due to disruptions in the crypto asset markets:
   • Risk from depreciation in your stock price.
   • Risk of loss of customer demand for your products and services.
   • Financing risk, including equity and debt financing.
   • Risk of increased losses or impairments in your investments or other assets.
   • Risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against you or your affiliates.
   • Risks from price declines or price volatility of crypto assets.

Business, page 23

12. Refer to your response to comment 25. We note that you had agreements with third-party contractors or organizations in connection with your plans to operate an Ethereum based token platform and Securitized Tokens monitoring program. To the extent that any of these agreements have not yet been terminated, please disclose the material terms of the agreements, including the term and termination provisions.

13. Refer to your response to comment 28. To the extent that you intend to use blockchain

technology in connection with your Cask Investment Deeds and to the extent that you may reintroduce your plan to issue security tokens and operate a platform for the security tokens, to the extent material, discuss how the bankruptcies of certain crypto asset market participants and the downstream effects of those bankruptcies have impacted or may impact your business, financial condition, and counterparties, either directly or indirectly.

14. Refer to your response to comment 29. To the extent that you intend to use blockchain technology in connection with your Cask Investment Deeds or may reintroduce the plan to issue security tokens and operate a platform for the security tokens, if material to an understanding of your business, describe any direct or indirect exposures to other counterparties, customers, custodians, or other participants in crypto asset markets known to:
   • Have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them.
   • Have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets.
   • Have the crypto assets of their customers unaccounted for.
   • Have experienced material corporate compliance failures.

15. In this section, describe in material detail what you mean by the statement on page 20 that your "plan of operations is to create a financial technology platform that enables the Company's subsidiary, SG to serve as the sponsor and to facilitate alternative investments in the spirits industry," clarifying whether this will be a revenue generating activity, and if so, how it will generate revenues.

16. Refer to your response to comment 30. To the extent that you intend to use blockchain technology in connection with your Cask Investment Deeds or may reintroduce the plan to issue security tokens and operate a platform for the security tokens, if material to an understanding of your business, discuss any steps you take to safeguard your customers' crypto assets and describe any policies and procedures that are in place to prevent self-dealing and other potential conflicts of interest. Describe any policies and procedures you have regarding the commingling of assets, including customer assets, your assets, and those of affiliates or others. Identify what material changes, if any, have been made to your processes in light of the current crypto asset market disruption.

 Please contact Sonia Bednarowski at 202-551-3666 or John Dana Brown at 202-551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets